Endowments – Growth and Income Portfolio banner for merger with Capital Private Client Services: U.S. Equity Fund

Banner locations:

http://adviser.americanfunds.com/products/nonprofits/overview.htm

Endowments Proxy Vote Banner:

Important note: In early 2011, we'll ask shareholders to approve the merger of Endowments: Growth and Income Portfolio with Capital Private Client Services Funds: Capital U.S. Equity FundSM. Learn more (PDF) about why we believe this merger will benefit shareholders.